UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Dermira, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

24983L 104

(CUSIP Number)

Susan Vuong

Chief Financial Officer

Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

(415) 835-9378

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24983L 104	13D

1.	Names of Reporting Persons Bay City Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,554,335
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,554,335
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,554,335
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%*
14.	Type of Reporting Person (See Instructions) OO

*

Calculated based upon 54,521,180 shares common stock of the Issuer outstanding as of October 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2019, filed with the Securities and Exchange Commission on November 5, 2019.

CUSIP No. 24983L 104	13D

1.	Names of Reporting Persons Bay City Capital Management V LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,554,335
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,554,335
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,554,335
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%*
14.	Type of Reporting Person (See Instructions) OO

*

Calculated based upon 54,521,180 shares common stock of the Issuer outstanding as of October 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2019, filed with the Securities and Exchange Commission on November 5, 2019.

CUSIP No. 24983L 104	13D

1.	Names of Reporting Persons Bay City Capital Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,554,335
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,554,335
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,554,335
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%*
14.	Type of Reporting Person (See Instructions) PN

*

Calculated based upon 54,521,180 shares common stock of the Issuer outstanding as of October 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2019, filed with the Securities and Exchange Commission on November 5, 2019.

CUSIP No. 24983L 104	13D

1.	Names of Reporting Persons Bay City Capital Fund V Co-Investment Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,554,335
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,554,335
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,554,335
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%*
14.	Type of Reporting Person (See Instructions) PN

*

Calculated based upon 54,521,180 shares common stock of the Issuer outstanding as of October 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2019, filed with the Securities and Exchange Commission on November 5, 2019.

Item 1.	Security and Issuer.

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 14, 2014, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on February 13, 2017 (the “Prior Schedule 13D”) by Bay City Capital LLC, a Delaware limited liability company (“BCC”), on behalf of the Reporting Persons pursuant to the Joint Filing Agreement attached to the Prior Schedule 13D as Exhibit 99.1 and relates to the common stock, $0.001 par value per share (the “Shares”) of Dermira, Inc. (the “Issuer”). Except as specifically amended by this Amendment No. 2, items in the Prior Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Prior Schedule 13D. BCC is the manager of Bay City Capital Management V LLC, a Delaware limited liability company (“Management V”), which is the general partner of Bay City Capital Fund V, L.P., a Delaware limited partnership (“Fund V”), and Bay City Capital Fund V Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment V”). BCC is also an advisor to Fund V and Co-Investment V. This Amendment No. 2 is being filed to amend the Prior Schedule 13D as specifically set forth below. The principal executive office of the Issuer is located at 275 Middlefield Road, Suite 150, Menlo Park, CA 94025.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following disclosure at the end of such item:

On January 10, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Eli Lilly and Company (“Parent”) and Bald Eagle Acquisition Corporation, a wholly-owned subsidiary of Parent (“Merger Sub”), providing for the acquisition of the Issuer by Merger Sub in an all cash transaction, pursuant to a tender offer (the “Offer”), followed by a subsequent back-end merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent.

In connection with the execution of the Merger Agreement, each of Fund V, Co-Investment V and BCC (together, the “BCC Parties”) entered into the tender and support agreement described in Item 6 hereof. The information set forth or incorporated in Item 6 hereof is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Prior Schedule 13D are amended and restated in their entirety to read as follows:

(a)(b)

Reporting Person	Shares Held Directly(5)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership (1)	Percentage of Class (2)
Fund V	3,441,075	0	3,554,335	0	3,554,335	3,554,335	6.5%
Co-Investment V	65,572	0	3,554,335	0	3,554,335	3,554,335	6.5%
Management V(3)	0	3,554,335	0	3,554,335	0	3,554,335	6.5%
BCC(4)	47,688	3,554,335	0	3,554,335	0	3,554,335	6.5%

(1)	Fund V and Co-Investment V constitute a “group” under Section 13(d) of the Exchange Act and consequently are deemed to have beneficial ownership of all shares held by members of the group.

(2)	This percentage is calculated based upon 54,521,180 shares of the Issuer’s common stock outstanding as of October 31, 2019 , adjusted as required by rules promulgated by the SEC.
(3)

Management V holds no shares of common stock directly. Management V is deemed to have beneficial ownership of common stock owned by Fund V and Co-Investment V due to its role as general partner of such funds. Investment and voting decisions by Management V are exercised by BCC as manager.

(4)

BCC holds (i) 38,688 shares underlying stock options, (ii) 3,000 shares underlying restricted stock units and (iii) 6,000 shares of common stock, in each case issued to Fred Craves, Ph.D., a director of the Issuer, a Managing Director of BCC and a Member of Management V, in connection with his service as a director of the Issuer. Dr. Craves is a party to an agreement whereby he must transfer such stock options to BCC upon receipt. Due to its role as manager of Management V, BCC is deemed to have beneficial ownership of common stock deemed to be beneficially owned by Management V.

(5)

Amounts in this column include (i) 3,441,075 shares for Fund V, 65,572 shares for Co-Investment V and 38,688 shares for BCC underlying stock options (ii) 3,000 shares for BCC underlying restricted stock units and (iii) 6,000 shares of common stock, in each case issued to Fred Craves, Ph.D., a director of the Issuer, a Managing Director of BCC and a Member of Management V, in connection with his service as a director of the Issuer. Dr. Craves is a party to an agreement whereby he must transfer such stock options to BCC upon receipt.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following disclosure at the end of such item:

On January 10, 2020, in connection with the Merger Agreement, the BCC Parties entered into a Tender and Support Agreement (the “Support Agreement”), by and among the BCC Parties, Parent and Merger Sub, pursuant to which the BCC Parties agreed to tender all of the Shares beneficially owned by them as of the date of the Support Agreement or acquired by them after such date (the “Subject Shares”) and to take certain other actions in furtherance of the Merger. The BCC Parties also agreed that they will vote the Subject Shares against certain alternative corporate transactions, each as more fully described in the Support Agreement, during the time that the Support Agreement is in effect.

The Support Agreement will terminate upon the earliest to occur of: (i) the termination of the Merger Agreement; (ii) the effectiveness of the Merger; (iii) the termination of the Support Agreement by written notice from Parent to the BCC Parties; or (iv) any amendment or change to the Merger Agreement or the Offer that is effected without the BCC Parties’ consent that decreases the amount, or changes the form or terms, of consideration payable to all stockholders of the Issuer pursuant to the terms of the Merger Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement filed as Exhibit 99.2 to this Amendment.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement (Previously filed with the Statement on Schedule 13D filed with the SEC on October 14, 2014) (File No. 005-88347).

99.2	Tender and Support Agreement, dated as of January 10, 2020, by and among Eli Lilly and Company, Bald Eagle Acquisition Corporation, Bay City Capital Fund V, L.P., Bay City Capital Fund V Co-Investment Fund, L.P. and Bay City Capital LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2020

/s/ Fred Craves, Ph.D.
Fred Craves, Ph.D., Managing Director
Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management V LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management V LLC, the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P.